SEC M 22003361 MISSION

FEB 24 2022
Washington, DC

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| SEC FILE NUMBER |
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| 8-68770 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kayan Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3450 Wilshire Blvd Suite 1208

(No. and Street)

| Los Angeles | CA | 90010 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Yong Soo Kim | 213-739-0998 | yskim@kayansecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC

(Name – if individual, state last, first, and middle name)

| 800 Bonaventure Way, Suite 168 | Sugar Land | Texas | 77479 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

**OATH OR AFFIRMATION**

I, Yong Soo Kim, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kayan Securities, Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

NOTARIZATION Cert Attached.

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

# CALIFORNIA JURAT

State of California )
County of Los Angeles. )

Subscribed and sworn to (or affirmed) before me on this 2ND day of Feb, 2022, by YONG SOO KIM, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Samantha Kang

SAMANTHA KANG
Notary Public - California
Los Angeles County
Commission # 2385290
My Comm. Expires Dec 31, 2025

(Seal)

## OPTIONAL INFORMATION

*Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this Jurat to an unauthorized document and may prove useful to persons relying on the attached document.*

## Description of Attached Document

This certificate is attached to a document titled/for the purpose of

OATH OR AFFIRMATION.
ANNUAL REPORTS.

containing ______ pages, and dated ______________.

**Additional Information**

**Method of Affiant Identification**

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ______________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______________

**Kayan Securities, Inc**

**INDEX TO FINANCIAL STATEMENTS**


| | Page(s) |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Shareholders' Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | |
| Supporting Schedules | 6 -9 |
| Supplementary Schedule: | |
| Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 | 10 |
| Computation for Determination of Reserve Requirements | 11 |
| Information Relating to the Possession or Control Requirements Under Rule 15c3-3 | 12 |
| Report of Independent Registered Public Accounting Firm | 13 |
| Exemption Report | 14 |

# Jennifer Wray CPA PLLC

*800 Bonaventure Way. Suite 168. Sugar Land, TX 77479*
*Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328*


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Kayan Securities, Inc

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Kayan Securities, Inc as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Kayan Securities, Inc as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Kayan Securities, Inc's management. Our responsibility is to express an opinion on Kayan Securities, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kayan Securities, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Kayan Securities, Inc's financial statements. The supplemental information is the responsibility of Kayan Securities, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Kayan Securities, Inc's auditor since 2019.

Sugar Land, Texas

February 14, 2022

# Kayan Securities, Inc.
## Statement of Financial Condition
## December 31, 2021

### Assets

| | | |
|---|---|---|
| Cash | | $ 15,876 |
| Clearing broker deposit | | 45,417 |
| Commissions receivable | | 11,977 |
| Right-of-Use Asset | | 20,345 |
| Rent deposit | | 2,748 |
| **Total Assets** | | $ 96,363 |
| **Liabilities and Stockholder's Equity** | | |
| **Liabilities** | | |
| Accrued expenses | | $ 4,309 |
| Lease Liability | | 20,345 |
| **Total Liabilities** | | 24,655 |
| **Stockholder's Equity** | | |
| Common stock, $.01 par value, 100,000 shares authorized; 10,967 shares issued and outstanding | $ 110 | |
| Retained earnings (deficit) | 71,598 | 71,708 |
| **Total Liabilities and Stockholder's Equity** | | $ 96,363 |

See accompanying notes to the financial statement

**Kayan Securities, Inc.**
**Statement of Operation**
**December 31, 2021**

| | |
|---|---|
| **Revenues** | |
| Trading Commission | $ 353,760 |
| Direct Commission and Fees | 28,993 |
| Total Revenues | 382,753 |
| **Direct Costs** | |
| Commission expense | 132,909 |
| Clearing expenses | 78,172 |
| Total Direct Costs | 211,081 |
| Gross Profit | 171,672 |
| **Expenses** | |
| Insurance | 343 |
| Office expense | 5,465 |
| Parking | 5,400 |
| Professional fees | 5.900 |
| Regulatory fees | 7.593 |
| Lease Expense | 23,979 |
| Other Compensation | 2,210 |
| Salaries and payroll taxes | 8,766 |
| Telephone | 4,244 |
| Tax | 2,847 |
| All other expenses | 917 |
| Total Expenses | 67,664 |
| Income before provision for income taxes | 104,008 |
| Income tax provision | 800 |
| **Net Income** | $ 103,208 |

See accompanying notes to the financial statements

**Kayan Securities, Inc.**
**Statement of Stockholder's Equity**
**December 31, 2021**

| | Common Stock Shares | Common Stock | Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2020 | 10,967 | $ 110 | $ 0 | $ 73,390 | $ 73,500 |
| Net Income | | | | 103,208 | 103,208 |
| Capital Distribution | | | 0 | (105,000) | (105,000) |
| Balance, December 31, 2021 | 10,967 | $ 110 | $ 0 | $ 71,598 | $ 71,708 |

See accompanying notes to the financial statements

**Kayan Securities, Inc.**
**Statement of Cash Flows**
**December 31, 2021**

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net income | $ 103,208 |
| Changes in operating assets and liabilities: | |
| Commissions receivable | 18,340 |
| Accounts payable | ( 116) |
| Commission payable | (14,255) |
| Payroll liabilities | ( 42) |
| Net Cash Provided by Operating Activities | 107,135 |
| | |
| Financing Activities: | |
| Capital distribution | (105,000) |
| Cash Flows from Financing Activities | (105,000) |
| | |
| Net increase in cash | 2,135 |
| Cash - beginning of the year | 13,741 |
| | |
| Cash - year end | $ 15,876 |

See accompanying notes to the financial statements

**Kayan Securities, Inc.**
**Notes to Financial Statements**
**December 31, 2021**

**Note 1 – Organization and Nature of Business**

Kayan Securities, Inc. (the "Company") was incorporated on July 22, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation("SIPC").

**Note 2 – Significant Accounting Policies**

**Basis of Presentation** – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

· Broker or dealer retailing corporate equity securities over-the-counter

· Broker or dealer selling corporate debt securities

· Underwriter or selling group participant (corporate securities other than mutual funds

· Mutual fund retailer

· U.S. government securities broker

· Broker or dealer selling variable life insurance or annuities

· Put and call broker or dealer or option writer

· Non-exchange member arranging for transactions in listed securities by exchange member

· Private placements of securities

· Broker or dealer selling tax shelters or limited partnerships in primary distributions

· Broker or dealer selling tax shelters or limited partnerships in the secondary market

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

**Use of Estimates** - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions income and related clearing expenses are recorded on a trade-date basis as securities transactions occur which included in commissions earned from customer security

**Kayan Securities, Inc.**
**Notes to Financial Statements**
**December 31, 2021**

transactions introduced on a fully disclosed basis to its clearing firm, Wedbush Securities, are participation fees. Participation fees represent interest earned on customer funds held at the clearing firm.

**Note 2 – Significant Accounting Policies (continued)**

**Income Taxes** - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.
The tax returns are prepared on a cash basis, however no deferred taxes are reported as the impact on the financial statements are not material.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2018 to the present, generally for three years after they are filed.

**Note 3 - Fair Value**

Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments(none of which are held for trading purposes) approximate the carrying value of such amounts.

**Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations**

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2021, consist of the following:

| | **Receivable** | **Payable** |
|---|---|---|
| Fees and commissions receivable/payable | $ 11,977 | $ 0 |

**Note 5 – Clearing Broker Deposit**

The Company has an agreement with a clearing broker which requires a minimum deposit of

**Kayan Securities, Inc.**
**Notes to Financial Statements**
**December 31, 2021**

$50,000. But during September 2012, the Company withdrew $5,000 under the permission of the clearing broker. The deposit accrues interest. At December 31, 2021, the deposit balance is $45,417.

## Note 6 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $68,960 which was $63,960 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .06 to 1.

## Note 8 – Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2021, the Company recorded the franchise tax of $1,644.

## Note 9 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

**Kayan Securities, Inc.**
**Notes to Financial Statements**
**December 31, 2021**

**Note 10 – Operating Lease Commitments**

On December 14, 2010, the Company entered into a lease for office space under a non-cancellable operating lease. The lease has been relocated and extended for another twelve months, commencing on December 1, 2021 and terminating on November 30, 2022.
At December 31, 2021, future minimum lease payments under this agreement were as follows:

| | |
|---|---|
| 2022 | $ 21,377.40 |

If and when 6% discount is applied, the lease liability for the firm is $20,344.50 at November 30, 2021.

Lease expense for the year ended December 31, 2021 was $23,979.

**Note 11 – Subsequent Events**

Management has reviewed the results of operations for the period of time from its year end December 31, 2021 through February 14, 2022, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosures.

**Kayan Securities, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**December 31, 2021**

| | |
|---|---|
| Computation of Net Capital | |
| Total stockholder's equity from statement of financial condition | $ 71,708 |
| Nonallowable assets: | |
| Rent deposit | (2,748) |
| Net Capital | $ 68,960 |
| | |
| Computation of Net Capital Requirements | |
| Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness | $ 287 |
| Minimum dollar net capital required | $ 5,000 |
| Net Capital required (greater of above amounts) | $ 5,000 |
| Excess Capital | $ 63,960 |
| | |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ 68,529 |
| | |
| Computation of Aggregate Indebtedness | |
| Total liabilities | $ 4,310 |
| Aggregate indebtedness to net capital | 0.06 |

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

| | |
|---|---|
| Net Capital Per Company's Computation | $ 68,960 |
| Variance | - |
| Net Capital Per Audited Report | $ 68,960 |

See accompanying notes to the financial statements

**Kayan Securities, Inc.**

**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of December 31, 2021**

A computation of reserve requirement is not applicable to Kayan Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

**Kayan Securities, Inc.**

**Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 As of December 31, 2021**

Information Relating to the Possession or Control Requirements is not applicable to Kayan Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

# Jennifer Wray CPA PLLC

*800 Bonaventure Way. Suite 168. Sugar Land, TX 77479*
*Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328*


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Kayan Securities, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kayan Securities, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kayan Securities, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), and, for transactions direct with mutual funds companies, the company claimed an exemption because it doesn't hold customer funds or securities (exemption provisions) and (2) Kayan Securities, Inc stated that Kayan Securities, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Kayan Securities, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kayan Securities, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 14, 2022

14

**Kayan Securities, Inc.** Member FINRA/SIPC

3460 Wilshire Blvd., Ste. 1110 • Los Angeles, CA 90010 • (T) (213) 739-0998 (F) (213) 739-2686

## Kayan Securities, Inc's Exemption Report

Kayan Securities, Inc is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission(17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following.

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii), and , for transactions direct with mutual fund companies, The Company claimed an exemption because it does not hold customer funds or securities.

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3(k) Throughout the most recent fiscal year without exception.

I, Yong Soo Kim, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date of Report: 12/31/2021